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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person


O'Toole,                Terence                   M.
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   (Last)               (First)                 (Middle)

c/o Goldman, Sachs & Co.
85 Broad Street
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                                    (Street)

New York                             NY                           10004

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   (City)                           (State)                       (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

12/19/97

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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Issuer Name and Ticker or Trading Symbol

Amscan Holdings, Inc. (NASDAQ: AMSN)

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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Day/Year)



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7. Individual or Joint/Group Filing (Check applicable line):

   [ X ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned

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





                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)

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
Common Stock                              (01)                        I                    (02)
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


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

         Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Securities                    Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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

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

Explanation of Responses:


     This Initial Statement of Beneficial Ownership on Form 3 (this "Form") is filed by Terence M. O'Toole (the "Reporting Person"). The Reporting Person is a managing director of Goldman, Sachs & Co., a New York limited partnership ("Goldman Sachs"). GS Group, the general partner of Goldman Sachs, owns a 99% interest in Goldman Sachs.

(01) On December 19, 1997, Confetti Acquisition, Inc., a Delaware corporation approximately 91.7% of the shares of which were owned by GS Capital Partners II, L.P., a Delaware limited partnership, and certain other affiliates of Goldman Sachs (collectively, the "GS Funds") and GS Group, was merged with and into Amscan Holdings, Inc. ("Amscan"), with Amscan continuing as the surviving corporation (the "Merger"). At the effective time of the Merger, the GS Funds' shares of Confetti common stock were converted into an equal number of shares of Amscan common stock (as the surviving corporation), representing approximately 81.7% of the outstanding shares of Amscan common stock after the Merger.

(02) As a result of the Merger and the transactions related thereto, Goldman Sachs and GS Group may be deemed to beneficially own 825 shares (approximately 81.7%) of the outstanding common stock of Amscan, with respect to which, to the knowledge of the Reporting Person, such entities have disclaimed beneficial ownership of the shares of common stock beneficially owned by the GSCP Funds to the extent of partnership interests in the GSCP Funds held by persons other than Goldman Sachs, GS Group and their affiliates. The Reporting Person, as a managing director of Goldman Sachs, may be deemed to beneficially own an interest in the foregoing securities. Neither the filing of this Initial Statement of Beneficial Ownership nor any of its contents shall be deemed to constitute an admission that the Reporting Person was or is the beneficial owner of the common stock of Amscan for purposes of Sections 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of the Reporting Person's "pecuniary interest".



    /s/   Terence M. O'Toole                                January 12, 1998

---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 10 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


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